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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                               Commission File Number  000-09428

                          NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [  ] Form 11-K   [  ] Form 20-F   [  ] Form 10-Q

[  ]  Form N-SAR
For Period Ended:    March 31, 1999
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[  ]  Transition Report on Form 10-K     [  ] Transition Report on Form 10-Q
[  ]  Transition Report on Form 20-F     [  ] Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:
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                        Part I.  Registrant Information


Full name of registrant    SpectruMedix Corporation
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Former name if applicable


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Address of principal executive office (Street and number)

  2124 Old Gatesburg Road
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City, State and Zip Code    State College, Pennsylvania  16803
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                        Part II. Rule 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[   ]  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c) The accountant's statement or other exhibit required by Rule 12b-
       25(c) has been attached if applicable.


                              Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

          Effective January 28, 1999, Bernard Sonnenschein, treasurer and secretary of SpectruMedix Corporation (the "Company"), resigned from his positions with the Company. Mr. Sonnenschein was solely responsible for completing the work related to the Company's financial and regulatory reporting. His resignation has required much reorganization within the Company with respect to such financial and regulatory reporting. The Company has been required to arrange with other employees of the Company, previously only marginally involved in this work, as well as members of the Company's professional team, to take over and distribute among themselves the duties of Mr. Sonnenschein. The Company's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999 (the "10-KSB") is the first Annual Report on Form 10-KSB required to be filed since Mr. Sonnenschein's departure. The Company has encountered many unexpected difficulties in preparing the 10-KSB as a result of Mr. Sonnenschein's departure, and these difficulties have delayed substantially the Company's ability to timely file the 10-KSB. Consequently, the Company will be unable to file the Form 10-KSB within the proscribed period and hereby requests an extension pursuant to Rule 12b-25 promulgated under the Securities and Exchange Act of 1934, as amended, until July 14, 1999, a date which is within 15 calendar days of the required filing date.

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                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

       Karl Fazler                                    (814)  867-7600
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         (Name)                                (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [ X ] Yes  [   ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [   ] Yes  [ X ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  SpectruMedix Corporation
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 28, 1999           By: /s/ Joseph K. Adlerstein
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                                   Name: Joseph K. Adlerstein
                                   Title:  President and Chief Executive Officer

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